Exhibit 99.2

FOR IMMEDIATE RELEASE
Results for the quarter and year ended March 31, 2008 under Consolidated Indian GAAP
Wipro’s Total IT Business crosses $4 billion in FY 07-08
Bangalore, April 18, 2008 –Wipro Limited today announced its results approved by the Board of Directors for the quarter and year ended March 31, 2008.
Highlights
Results for the year ended March 31, 2008
•	Wipro Limited Revenue grew by 33% to Rs. 200 billion (Rs. 19,957 Crores)

•	Profit After Tax (PAT) grew by 12% to Rs. 32.83 billion (Rs. 3,283 Crores)

•	Revenues of our combined IT Businesses was $4.3 billion with 43% YoY growth

•	Revenue of Wipro’s Global IT Business in dollar terms was $3.39 billion, a YoY growth of 38%. In rupee terms, Revenue stood at Rs. 136.42 billion (Rs. 13,642 Crores), a YoY growth of 23%; Profit Before Interest & Tax (PBIT) grew by 9% to Rs. 29.40 billion (Rs. 2,940 Crores)

•	Our Technology business in Global IT Services segment crossed a landmark of $1 billion of annual Revenue and our business from the Americas and Europe crossed $2 billion and $1 billion respectively

•	Revenue from our India, Middle East and Asia Pacific business grew by 51% to Rs. 37.46 billion (Rs. 3,746 Crores); PBIT grew by 46% to Rs. 3.12 billion (Rs. 312 Crores)

•	Wipro Consumer Care and Lighting business including acquisition of Unza grew its Revenue 86% YoY and PBIT 89% YoY

•	SANTOOR is now No. 3 brand in Toilet Soap category in India, in value terms

•	Fresh Restricted Stock Award granted for employees effective 1st April as part of long-term talent retention strategy

•	Board of Directors recommends a final cash dividend of Rs. 4 per share/ADS, subject to shareholder approval in the Annual General Meeting scheduled in July 2008. This, coupled with interim dividend of Rs. 2 per share, will take total dividend to 300% at Rs. 6 per share
Results for the Quarter ended March 31, 2008
•	Wipro Limited Revenue increased by 32% YoY to Rs. 57 billion (Rs. 5,700 Crores); PAT grew by 3% YoY* to Rs. 8.80 billion (Rs. 880 Crores)

* Adjusting for one time tax reversals in Q4 07, the YoY PAT growth will be 11.3%

•	Revenue of Wipro’s Global IT Business in dollar terms was $959.9 million, a YoY growth of 39%. In Rupee terms, Revenue stood at Rs. 38.33 billion (Rs. 3,833 Crores), a YoY of 26%; PBIT was Rs. 8.04 billion (Rs. 804 Crores) reflecting a growth of 10%

•	During the quarter, Wipro IT Business won 3 multi-year multi-million dollar deals

•	Wipro was cited by Forrester as “A Leader in Oracle Implementation Services”

•	Global IT Services & Products added 29 new clients in the quarter

•	India, Middle East & Asia Pac business recorded 41% YoY growth in Revenues to Rs. 10.96 billion (Rs. 1096 Crores); PBIT grew 34% to Rs. 0.98 billion (Rs. 98 Crores)

•	Wipro Consumer Care and Lighting business Revenue grew 111% YoY and PBIT grew 136% YoY
Performance for the Year ended March 31, 2008 and Outlook for the Quarter ending June 30, 2008
Azim Premji, Chairman of Wipro, commenting on the results said “2007-08 was an eventful year for Wipro. Revenues for the combined IT business achieved $4.3 billion. For the quarter, we recorded Revenues of $959.9 million which was ahead of our guidance of $955 million. During the year, we made our largest ever acquisition that further strengthened our position as the leader in Technology Infrastructure Services (TIS). We also made a large acquisition in the Consumer Care business. With industry leading organic growth rates and the acquisition, Consumer care business has reached a Revenue run rate in excess of $100 million per quarter. We won several large, integrated and transformational deals both in Global IT as well as in India, Middle East and Asia Pac geographies. We continue to invest in our Sales footprint, 360 degree engagement model, MEGA/GAMA account strategy and Large Programs team. During FY08, we saw robust growth in all our key Verticals and differentiated Service lines. Both the Global IT and India, Middle East and Asia Pac businesses leveraged on each other in delivering transformational solutions to our customers. India, Middle East and Asia Pac IT business grew its Services business substantially and now accounts for 33% of its business. We believe it is now appropriate to present our IT business on a combined basis. We will report the combined business going forward split into IT Services and IT products.
The global economic outlook has changed significantly since the beginning of this calendar year. It poses challenges and at the same time, opens up newer opportunities. Given the uncertainty in the environment, we remain cautious but resilient. For the quarter ending June 2008, we expect our Combined IT Services Revenue to be approximately $1,060 million. Corresponding base number for Q4 08 and Q1 08 for the Combined IT Services business was $1,031.5 million and $ 779.1 million respectively.
Suresh Senapaty, Chief Financial Officer of Wipro, said – “During the Quarter ended March 08, Energy & Utilities, Financial Services and Retail grew ahead of company average. Our differentiated Service lines of TIS, Testing and BPO continue to power our growth. Our investments in Europe have yielded good results with superior growth rates. We are seeing good traction in our Infocrossing business which is reflected in the top line as well as bottom line growth. We gave salary hikes to our Onsite employees which had an impact of 100 basis points on our margins. We improved Utilization, margin expansion in acquisitions and other operating parameters, which significantly offset the adverse impact of Onsite salary increase.”
Wipro Limited
Revenues for the year ended March 31, 2008, were Rs. 199.6 billion, representing a 33% increase YoY. Profit after Tax for the year was Rs. 32.83 billion, an increase of 12% YoY. Revenues for the quarter ended March 31, 2008, were Rs.57 billion and Profit after Tax was Rs. 8.80 billion.
Global IT Services and Products
For the year ended March 31, 2008, Revenue of our Global IT Services & Products was $3,392.6 million, a YoY growth of 38%. In rupee terms, Revenue stood at Rs. 136.42 billion (Rs. 13,642 Crores), a YoY growth of 23% and PBIT at Rs. 29.40 billion (Rs. 2940 Crores), an increase of 9% YoY. Operating Income to Revenue for the year was 21.6%.
For the quarter ended March 31, 2008, Revenue of Wipro’s Global IT Services & Products was $959.9 million, a YoY growth of 39%. In rupee terms, Global IT Services & Products grew its Revenue to Rs. 38.33 billion and PBIT increased to Rs. 8.04 billion. Operating Income to Revenue was 21.0%. Technology Business contributed 32% of the Revenues of Global IT Services and Enterprise Business contributed 68% of Revenues.
We had 82,122 employees as of March 31, 2008, which included 61,844 employees in our IT Services business and 20,278 employees in our BPO business. This represents a net addition of 2,290 employees comprised of 1,919 in our IT Services business and 371 people in our BPO business for the quarter.
As a part of the strategy of building global delivery capabilities, Wipro opened a BPO center in Cebu, Philippines and Wroclaw, Poland. The center will deliver Customer Service Support, Technical Support, HR Services, Financial & Accounting and Procurement Services to customers.
During this quarter, Wipro won a large deal from a leading Consumer Electronics company in US. It is a 5 year engagement which includes Application Management Services covering all applications of the enterprise.
In this quarter, Wipro was selected by NEC Electronics for rendering semiconductor design services and establishing a dedicated engineering development center. The development centre will provide front-end and back-end design services and IP to NEC Electronics for Application Specific Integrated Circuits (ASICs) and microcontrollers in the Digital Consumer and Automotive areas.

Global IT Services and Products business accounted for 67% of Revenue and 81% of PBIT for the Quarter ended March 31, 2008
Applied Innovation
During this quarter, Wipro’s leadership in innovation was further showcased through private events in Davos, an influencer conclave in UK and a global media meet in Bangalore.
As part of customer experience enrichment program at Wipro’s Applied Innovation Lab, Wipro launched The Intelligent NextGen Associate “TINA” at the NRF Annual Convention & Expo. A Retail automation platform TINA is a platform on which customer interaction applications that use speech, touch and motion may be deployed.
Awards and Recognition
Wipro’s high level of customer orientation led to its winning the Avaya Global Connect Customer Responsiveness Award.
During the quarter, Wipro continued to be recognized for excellence being cited by Forrester Research as a “Leader in Oracle Implementation Services”. The report states that Wipro is “a strong fit for clients looking at leveraging global delivery model”. The report further adds that “Wipro is one of the leading pioneers of the offshore delivery model and has extensive offshore delivery capabilities in its Oracle practice.”
Wipro also bagged the Corporate University Xchange Award and was recognized with “Best Practice Award in the Corporate / College Partnership category”.
The FAO Research Inc, the only research firm focused exclusively on F&A and Procurement outsourcing market announced that Wipro BPO has got top honors along with its customer Avago Technologies in 2008 FAO Research Awards of distinction. This award is recognition towards our capability to demonstrate significant process re-engineering and technology management competency of not only reducing cost of processing but also impacting the significant business pains felt by the customers. Wipro BPO is also the only Indian company to receive this prestigious award.
Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business
For the year ended March 31, 2008, Wipro Infotech recorded Revenues of Rs 37.46 billion, representing a growth of 51% YoY. PBIT grew by 46% YoY to Rs 3.12 billion. Services business contributed 33 % to total Revenues and grew by 47% YoY.
For the quarter ended March 31, 2008, Wipro Infotech recorded Revenues of Rs 10.96 billion a growth of 41% YoY and PBIT of Rs. 0.98 billion a growth of 34% YoY. Services business contributed 34% to total Revenue during the quarter and grew by 52% YoY.
Wipro Arabia Ltd. won a 5 years contract valued over $ 50 Mn from Etihad Atheeb Telecommunications Company in Kingdom of Saudi Arabia. The scope of the contract includes provisioning & management of a comprehensive suite of OSS / BSS telecom solutions.
Marquee wins in the quarter include a comprehensive SAP implementation project from Adani Infrastructure Development (P) Ltd and infrastructure integration & management contracts from Bangalore International Airport Ltd., Suzlon Energy and Bharat Earth Movers Ltd.
During the quarter, Cisco awarded the best partner award to Wipro Infotech in India. Microsoft conferred the Gold Award for 2007 on Wipro Infotech for all round performance in solution design and delivery.
Wipro Infotech accounted for 19% of Revenue and 10% of the PBIT for the quarter ended March 31, 2008.
Wipro Consumer Care & Lighting
Wipro Consumer Care and Lighting business recorded Revenues of Rs. 15.21 billion with PBIT of Rs.1.9 billion for the year ended March 31, 2008, a YoY increase of 86% and 89% respectively. These revenues are inclusive of Unza acquisition. PBIT to Revenue was 12.5% for the year. For the quarter ended March 31, 2008, Wipro Consumer Care and

Lighting business recorded Revenue of Rs. 4.81 billion with PBIT of Rs 0.63 billion contributing 8% of total Revenue and 6% of the PBIT for the quarter. PBIT to Revenue was 13.1% for the quarter.
SANTOOR is now No. 3 brand in Toilet Soap Category in India, in value terms.
Wipro Limited
For the year ended March 31, 2008, the Return on Capital Employed in Global IT Services was 40%, Wipro Infotech was 41% and Consumer Care and Lighting was 15%. At the Company level, the Return on Capital Employed was 26%,
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the year ended March 31, 2008, was Rs. 32.24 billion, an increase of 11% YoY. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for treatment of taxes, accounting for forward contracts and amortization of intangible assets.
Global IT Services & Products segment Revenues were Rs. 197.43 billion for the year ended March 31, 2008, under US GAAP. The difference of Rs. 215 million is primarily attributable to difference in accounting standards.
Quarterly Conference call
Wipro will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange
- Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

Rajendra Kumar shreemal	Radha Radhakrishnan
Vice President — Corporate Treasury	Senior Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	radha.rk@wipro.com

Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE YEAR ENDED MARCH 31, 2008
(Rs. in Million)

Particulars	Quarter ended March 31,			Year ended March 31,
	2008	2007	Growth %	2008	2007	Growth %

Revenues
IT Services	32,502	27,750	17%	119,556	101,454	18%
Acquisitions	2,609			5,291
BPO Services	3,223	2,636	22%	11,570	9,389	23%
Global IT Services and Products	38,334	30,386	26%	136,417	110,843	23%
India & AsiaPac IT Services and Products	10,956	7,795	41%	37,456	24,783	51%
Consumer Care and Lighting	4,808	2,274	111%	15,207	8,160	86%
Others	3,272	3,035	8%	11,691	7,022	66%
Eliminations	(367)	(299)		(1,196)	(1,057)

TOTAL	57,003	43,191	32%	199,575	149,751	33%

Profit before Interest and Tax — PBIT
IT Services	7,109	6,666	7%	26,483	24,782	7%
Acquisitions	242			381
BPO Services	684	650	5%	2,538	2,157	18%
Global IT Services and Products	8,035	7,316	10%	29,402	26,939	9%
India & AsiaPac IT Services and Products	982	731	34%	3,115	2,139	46%
Consumer Care and Lighting	631	267	136%	1,900	1,006	89%
Others	285	93	206%	770	322	139%

TOTAL	9,933	8,407	18%	35,187	30,406	16%

Interest (Net) and Other non-operating income	182	850		1,883	2,582

Profit Before Tax	10,115	9,257	9%	37,070	32,988	12%

Income Tax expense including Fringe Benefit Tax	(1,399)	(746)	88%	(4,550)	(3,868)	18%

Profit before Share in earnings of associates and minority interest	8,716	8,511	2%	32,520	29,120	12%
Share in earnings of associates	100	48		333	295
Minority interest	(16)	2		(24)	6

PROFIT AFTER TAX	8,800	8,561	3%	32,829	29,421	12%

Operating Margin
IT Services	22%	24%		22%	24%
Acquisitions	9%	—		7%	—
BPO Services	21%	25%		22%	23%
Global IT Services and Products	21%	24%		22%	24%
India & AsiaPac IT Services and Products	9%	9%		8%	9%
Consumer Care and Lighting	13%	12%		12%	12%

TOTAL	17%	19%		18%	20%

CAPITAL EMPLOYED
IT Services	54,532	46,454		54,532	46,454
Acquisitions	26,395			26,395
BPO Services	2,797	2,493		2,797	2,493
Global IT Services and Products	83,724	48,947		83,724	48,947
India & AsiaPac IT Services and Products	10,245	5,363		10,245	5,363
Consumer Care and Lighting	17,292	2,957		17,292	2,957
Others	50,659	42,582		50,659	42,582

TOTAL	161,920	99,849		161,920	99,849

CAPITAL EMPLOYED COMPOSITION
IT Services	34%	47%		34%	47%
Acquisitions	16%	—		16%
BPO Services	2%	2%		2%	2%
Global IT Services and Products	52%	49%		52%	49%
India & AsiaPac IT Services and Products	6%	5%		6%	5%
Consumer Care and Lighting	11%	3%		11%	3%
Others	31%	43%		31%	43%

TOTAL	100%	100%		100%	100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	54%	62%		52%	64%
Acquisitions	4%			3%	—
BPO Services	91%	113%		96%	49%
Global IT Services and Products	40%	65%		44%	63%
India & AsiaPac IT Services and Products	41%	61%		40%	55%
Consumer Care and Lighting	15%	39%		19%	48%

TOTAL	26%	34%		27%	36%

Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.
b)	Segment revenue includes certain exchange differences which are reported in other income, in the financial statements. PBIT for the quarter and year ended March 31, 2008 includes certain operating other income of Rs. 38 Million and Rs. 409 Million in Global IT Services and Products, Rs. 20 Million and Rs. 63 Million in India and AsiaPac IT Services and Products, Rs. 26 Million and Rs. 71 Million in Consumer Care and Lighting and Rs. 35 Million and Rs. 281 Million in Others which is not included in segment revenue.
c)	Segment revenue resulting from transactions with other business segments is accounted on the basis of transfer price agreed between the segments. Such transfer prices are either determined to yield a desired margin or agreed on a negotiated basis.
d)	PBIT for the quarter and year ended March 31, 2008 is after considering restricted stock unit amortisation of Rs 291 Million and Rs 1,166 Million (2007: Rs 42 Million and 1078 Million). PBIT of Global IT Services and Products for the quarter and year ended March 31, 2008 is after considering restricted stock unit amortisation of Rs 243 Million and Rs 996 Million (2007: Rs 30 Million and Rs 936 Million).
e) Capital employed of segments is net of current liabilities which is as follows :–
(Rs. in Million)

	As of March 31,
Name of the Segment	2008	2007

Global IT Services and Products	20,705	18,656
India & AsiaPac IT Services and Products	9,751	7,601
Consumer Care and Lighting	3,382	1,537
Others	20,582	14,589

	54,420	42,383

f)	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 42,933 Million (2007 Rs. 42,652 Million).
g)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	Quarter ended March 31,				Year ended March 31,
Geography	2008	%	2007	%	2008	%	2007	%

India	14,291	25%	9,749	22%	48,847	24%	31,115	21%
USA	24,510	43%	19,131	44%	87,439	44%	72,702	49%
Europe	13,555	24%	11,495	27%	48,259	24%	36,972	25%
Rest of the World	4,647	8%	2,816	7%	15,030	8%	8,962	6%

Total	57,003	100%	43,191	100%	199,575	100%	149,751	100%

h)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.

i)	The acquisitions, made by Global IT Services and Products, consummated during the year ended March 31, 2006 and 2007 were reported separately in the segment report. The acquisitions have now been completely integrated into Global IT Services and Products and hence not reported separately in the segment report. Segment information for the previous periods has accordingly been reclassified on a comparable basis.
j)	The Company designated forward contracts and options to hedge highly probable forecasted transactions based on the principles set out in International Accounting Standard (IAS 39) on Financial Instruments: Recognition and Measurement. Until March 31, 2007, the exchange differences on the forward contracts and gain / loss on such options were recognized in the profit and loss account in the periods in which the forecasted transactions were expected to occur.

Effective April 1, 2007, based on the recognition and measurement principles set out in the Accounting Standard (AS) 30 on Financial Instruments: Recognition and Measurement, the changes in the derivative fair values relating to forward contracts and options that are designated as effective cash flow hedges are recognised directly in shareholders’ funds until the hedged transactions occur. Upon occurrence of the hedged transactions the amounts recognised in the shareholders’ funds would be reclassified into the profit and loss account along with the underlying hedged forecasted transactions. During the year ended March 31, 2008 the Company has reclassified net exchange gains of Rs 951 Million along with the underlying hedged forecasted transaction. In addition, the Company also designates forward contracts as hedges of the net investment in non-integral foreign operations. The changes in the derivative fair values relating to forward contracts and options that are designated as net investments in non-integral foreign operations have been recognised directly in shareholders’ funds within translation reserve. The gains / losses in shareholders’ funds would be transferred to profit and loss account upon the disposal of non-integral foreign operations.

As of March 31, 2007, the Company had forward /option contracts to sell USD 87 Million and as of March 31, 2008, the Company had forward /option contracts to sell USD 2,497 Million, GBP 84 Million, 24 Million and JPY 7,682 Million relating to highly probable forecasted transactions. In addition, the Company had forward contracts to sell USD 281 Million and EUR 65 Million as of March 31, 2008 relating to net investments in non-integral foreign operations. As of March 31, 2008, the Company has recognised mark-to-market losses of Rs 1,097 Million relating to forward contracts/ options that are designated as effective cash flow hedges and mark-to-market losses of Rs 495 Million relating to forward contracts / options that are designated as net investments in non-integral foreign operations in shareholders’ funds.

As of March 31, 2007, the Company had undesignated forward contracts/ option contracts to sell USD 165 Million, GBP 123 Million and EUR 23 Million and as of March 31, 2008, the Company had undesignated forward contracts/ option contracts to sell USD 414 Million, GBP 58 Million and EUR 39 Million. The mark-to-market gain/(losses) on such contracts have been recognised in the profit and loss account.